Exhibit 1

Kenneth J. Pfaehler kenneth.pfaehler@dentons.com D +1 202-408-6468	Dentons US LLP 1900 K Street, NW Washington, DC 20006 United States dentons.com

April 11, 2024

BY E-MAIL

Richard J. Grossman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Re:	Annual Meeting of LL Flooring Holdings, Inc.

Dear Mr. Grossman:

We represent Thomas D. Sullivan, John Jason Delves and Jill Witter, who on November 14, 2023 were nominated for election to the board of directors of LL Flooring Holdings, Inc. (the “Company”) by Mr. Sullivan, a stockholder of record, at the Company’s 2024 annual meeting of stockholders. The Company has acknowledged receipt of the notice of nomination. On December 22, 2023, Mr. Sullivan, Mr. Delves and Ms. Witter submitted executed Representations and Agreements of Director Nominees on the Company’s form, and fully completed and executed Questionnaires for Directors, Director Nominees and Executive Officers for Use in Connection with Annual Meeting Proxy Statement on the Company’s form, despite the Company’s failure to timely provide the documents in compliance with its Bylaws.

We also represent Mr. Sullivan and Mr. Delves in their capacities as stockholders of the Company.

The board of directors appears to have failed to set a date for the 2024 annual meeting of stockholders and a record date for the meeting. On March 12, 2024, you advised my colleague Toni Weinstein that the Company had not yet set a meeting date or record date. From your silence for the last month, and the Company’s, we assume that remains the case. If we are mistaken and a meeting or record date has been set, please advise at once.

If, as it appears, the Board of Directors has not set a meeting date or record date for its 2024 annual meeting of stockholders, Mr. Sullivan, Mr. Delves and Ms. Witter demand that the Board of Directors set the annual meeting date and record date forthwith.

The annual meeting must be annual. The 2023 annual meeting took place on May 10, 2023. Therefore the 2024 annual meeting should occur on or about May 10, 2024. Yet that appears increasingly unlikely. Assuming the Company is relying on the “notice and access” model of delivery of the proxy statement, notice of internet availability of proxy materials is required at least 40 days prior to the annual meeting (CFR §§ 240.14a-16(a)(1) and (n)(3)), and 10 days’ notice of the record date is required to the New York Stock Exchange. Thus, if there is to be something close to a timely meeting, the date must be set now. We observe that the time period for the Company’s compliance with the universal proxy rule (CFR § 240.14a-19(d)) also has passed, so we are assuming you intend to change the date of the meeting by more than 30 calendar days from 2023 which, of course, affects the rights of any proposing stockholder under the Company’s bylaws.

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Richard J. Grossman, Esq. April 11, 2024 Page 2	dentons.com

The board’s failure to properly schedule the annual meeting and record date follows its failure to run in good faith the sale process announced last August, its failures to take necessary and requested steps to maximize the Company’s value, and its excessive self-compensation. Not setting an annual meeting date and failing to undertake a serious sale process can best be explained by the incumbent directors’ desire to entrench themselves in overpaid board positions. Please stand advised that if no date for the annual meeting has been designated as of May 31, 2024, our clients will seek expedited relief from the Court of Chancery including, inter alia, a summary order pursuant to 8 Del. C. § 211(c) for a meeting to be held.

Mr. Sullivan, Mr. Delves and Ms. Witter reserve all rights.

Sincerely,

/s/ Kenneth J. Pfaehler
Kenneth J. Pfaehler

cc:	Alice Givens, Esq.

Toni Weinstein, Esq.